Exhibit 21

SUBSIDIARIES OF REGISTRANT

The following is a list of subsidiaries of Microsoft Corporation as of June 30, 2025, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Where Incorporated

Microsoft Ireland Research Unlimited Company	Ireland
Microsoft Global Finance Unlimited Company	Ireland
Microsoft Ireland Operations Limited	Ireland
Microsoft Online, Inc.	United States
LinkedIn Corporation	United States
LinkedIn Ireland Unlimited Company	Ireland
Activision Blizzard, Inc.	United States
Activision Publishing, Inc.	United States